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                          February 5, 2024

       Raymond Chang
       Chairman and Chief Executive Officer
       Agrify Corporation
       2468 Industrial Row Drive
       Troy, Michigan 48084

                                                        Re: Agrify Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed January 26,
2024
                                                            File No. 333-276724

       Dear Raymond Chang:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Robert
Augustin at 202-551-8483 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services